March 7, 2011


Global Green Holdings, Limited
2208 Pershing Avenue
Sheboygan, WI 53083

Re:  Resignations

To the Board:

Please accept this notice of my intent to resign immediately from my positions as Director and President of Global Green
Holdings, Limited.


Sincerely,




/S/ Gerard Werner
    Gerard Werner